CHEN-DRAKE LAW

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Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Kyle Wiley, Staff Attorney

Re:	Luduson G Inc.
Registration Statement on Form S-1
Filed on October 29, 2021
File No. 333-260584

Ladies and Gentlemen:

On behalf of Luduson G Inc. ((the “Company” or “LDSN”), we are hereby responding to the comment letter dated November 18, 2021 (the “Staff Letter”), from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Registration Statement on Form S-1

Cover Page

1. You state that the selling stockholders “may be deemed” to be underwriters. Please revise to consistently identify Strattner Alternative Credit Fund LP and Williamsburg Venture Holdings, LLC as underwriters throughout your filing. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 139.22 available on our website.

Response: We have amended the registration statement to conform to your comment.

Jan Woo
Kyle Wiley
Division of Corporation Finance

Office of Technology

December 16, 2021

2. Please expand your disclosure about the legal and operational risks associated with being based in Hong Kong by disclosing whether these risks could completely hinder your ability to offer or continue to offer securities to investors.

Response: We have amended the cover page to incorporate the foregoing disclosure.

3. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization and state whether any transfers, dividends, or distributions have been made to date. Similarly, please expand your disclosure in the prospectus summary to provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, and the direction of the transfer. Quantify any dividends or distributions that a subsidiary has made to you and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses to the parent company and U.S. investors.

Response: We have amended the cover page and included a section entitled “Transfers of Cash to and from Our Subsidiaries” in the prospectus summary on page 5 to incorporate the foregoing disclosure.

Prospectus Summary

The Offering, page 2

4. Your disclosure in the offering table on page 8 indicates that you are offering 8 million shares of common stock but your disclosure elsewhere indicates that you are offering 7,100,000 shares of common stock. The disclosure regarding the number of shares before and after the offering also appears to be inconsistent with the number of shares that you are offering. Please revise.

Response: We have amended the offering table to reflect the offering of 7.1 million shares of common stock.

Our Company, page 3

5. Please provide a diagram of the company's corporate structure. We note that you are a Nevada holding company with wholly owned Hong Kong operating subsidiaries.

Response: We have included a corporate chart on page 4 of the registration statement.

Jan Woo
Kyle Wiley
Division of Corporation Finance

Office of Technology

December 16, 2021

Risk Factors, page 11

6. Please include a summary of risk factors that discloses the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have included a new risk factor summary on page 4 in the section entitled “Prospectus Summary”

7. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Response: We have included this disclosure in the eleventh bullet point in the new risk factor summary on page 5 of the registration statement.

Risk Factors, page 8

8. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: We have amended the risk factor entitled “The Holding Foreign Companies Accountable Act requires the Public Company Accounting Oversight Board (PCAOB) to be permitted to inspect the issuer's public accounting firm within three years. There are uncertainties under the PRC Securities Law relating to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, they may suspend or de-register our registration with the SEC and delist our securities from applicable trading market within the US.” on page 19 to incorporate this disclosure.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW